EXHIBIT 99

AirTran chief sees opportunities in UAL bankruptcy

[10th December 2002]

ATLANTA, Dec 10 (Reuters) - United Airlines' bankruptcy filing will create expansion opportunities for smaller carriers, AirTran Airways Chief Executive Joe Leonard said on Tuesday.

The United filing "will produce some opportunities for us down the road -- nothing immediately," said Leonard, who attended a groundbreaking ceremony at the Atlanta airport for a $14.5 million AirTran hangar slated for completion in December 2003.

United, the world's No. 2 air carrier and a unit of UAL Corp. <UAL.N>, sought Chapter 11 bankruptcy protection on Monday after high costs and low fares left it with too much debt.

"We believe United will in fact have to shrink the size of their airline and as they do, we'll look for opportunities to expand ours," Leonard told Reuters.

United and other big U.S. airlines have been posting losses as they reel from a slump in business travel and last year's Sept. 11 attacks. Meanwhile, lower-cost carriers like AirTran, a unit of AirTran Holdings Inc. <AAI.N>, and Southwest Airlines Inc. <LUV.N> have reported profits for most of the past few quarters.

"We've been profitable in the second and third quarters and we will be profitable in the fourth quarter and for the year," said Leonard. He said he expects the Orlando, Florida, carrier to be "significantly profitable" in 2003.

"When you're a profitable airline, you can afford to make investments like this hangar and you can afford to grow the airline, which we're doing at a rate of about 25 percent year over year," he said.

Leonard also said he expects AirTran to hold its own against its chief rival, Atlanta-based Delta Air Lines Inc. <DAL.N>.

Last month, Delta said it will launch a low-cost air carrier next year in a bid to take back market share it has lost to smaller airlines.

"We've done very well competing against Delta, and we believe we'll do well in the future," Leonard said.

AirTran's 56,700 square-foot hangar at Atlanta's Hartsfield International Airport will have 220 employees and include a two-story office building.

REUTERS
Rtr 15:17 12-10-02